SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-51584

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by Berkshire Bank

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hills Bancorp, Inc.
24 North St.
Pittsfield, MA 01201

Berkshire Bank 401(k) Plan

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2010 and 2009

CONTENTS

BERKSHIRE BANK 401(k) PLAN

Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

The following financial information is submitted herewith:

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits
As of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4-12

Supplemental Schedules*:

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) December 31, 2010	13

*  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[Letterhead of PricewaterhouseCoopers LLP Boston]

Report of Independent Registered Public Accounting Firm

The Audit Committee of
Berkshire Hills Bancorp, Inc.

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Berkshire Bank 401(k) Plan (the “Plan”) at December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.  The financial statements of the Plan as of December 31, 2009 and for the year then ended were audited by other auditors whose report, dated June 24, 2010, expressed an unqualified opinion on those statements.

Our audit as of and for the year ended December 31, 2010 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 29, 2011
Boston, MA

BERKSHIRE BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2010 and 2009

	2010	2009

ASSETS
Cash and cash equivalents	$3,054,120	$4,155,133
Investments, at fair value	39,894,025	32,772,030
	42,948,145	36,927,163

Receivables:
Employer contributions	1,367	366
Participant contributions	723	184
Notes receivable from participants	682,575	751,603
	684,665	752,153
Net assets available for benefits	$43,632,810	$37,679,316

See accompanying notes to financial statements.

BERKSHIRE BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2010 and 2009

	2010	2009

Additions to net assets attributed to:

Investment income:
Interest and dividends	$850,805	$845,226
Net appreciation in fair value of investments	4,401,712	3,538,141
Total investment income	5,252,517	4,383,367

Contributions:
Employer	1,562,311	1,530,632
Participants	1,714,016	1,690,871
Rollover	163,614	528,353
Total contributions	3,439,941	3,749,856

Assets transferred in from merged/terminated plans	-	57,036

Total additions	8,692,458	8,190,259

Deductions from net assets attributed to:
Withdrawals and benefits paid to participants	2,724,445	2,735,701
Administrative fees	14,519	12,682
Total deductions	2,738,964	2,748,383

Net increase in net assets available for benefits	5,953,494	5,441,876

Net assets available for benefits at beginning of year	37,679,316	32,237,440

Net assets available for benefits at end of year	$43,632,810	$37,679,316

See accompanying notes to financial statements.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

1.	DESCRIPTION OF THE PLAN

The Berkshire Bank 401(k) Plan (the “Plan”) was established on April 11, 1993.

The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Berkshire Bank and subsidiaries (the “Bank” or the “Plan Sponsor”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Vanguard Fiduciary Trust Company serves as the Trustee of the Plan.  The Vanguard Group (“Vanguard” or the “Custodian”) is the custodian of the Plan.

In 2005, the Plan Sponsor terminated its Employee Stock Ownership Plan (“ESOP”).  During 2009, active employees of the Bank were given the option to transfer their shares of stock from the ESOP into the Plan.  The value transferred into the Plan is the value of the shares as posted on the Nasdaq Stock Market as of the date of transfer.

Contributions

Each year, participants may contribute a percent of pretax annual compensation, excluding certain types of restricted compensation, subject to certain limitations as defined by the Plan and the Internal Revenue Code (“IRC”).  The maximum participant deferral was $16,500 for the Plan years ended December 31, 2010 and 2009.  In addition, all employees who are eligible to make salary reductions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions, as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).  Participants may also contribute rollover amounts representing distributions from other qualified retirement plans and IRAs.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants may change their rate of contribution each pay period.

The Bank matches a portion of eligible employee contributions.  During 2010 and 2009, the Bank matched 100% of eligible employee contributions up to 4% of the participant’s annual compensation.

In addition, the Bank makes a Safe Harbor non-elective contribution to the account of each eligible employee in an amount equal to 3% of the participant’s annual compensation, excluding certain types of restricted compensation.

BERKSHIRE BANK 401(K) pLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DESCRIPTION OF THE PLAN (continued)

Plan Eligibility

Employees of the Bank are eligible to participate in the Plan after attaining twenty-one years of age and completing one year of service with 1,000 hours during their initial year of employment.

A break in eligibility service occurs if an employee works less than 500 hours. If the eligibility requirements had not yet been satisfied and there is a break in eligibility service, periods before the break in service will not be taken into account and the employee will have to satisfy the eligibility requirements following the break in service.

Periods during which an employee has a break in eligibility service will not count against the employee if the employee was absent because the employee was pregnant, had a child or adopted a child, were serving in the military, or provided service during a national emergency and re-employment is protected under federal or state law, and the employee returns to employment within the time required by law.  Service credit is given to employees of certain predecessor employers as described in the Plan document for participation and vesting purposes.  Employees may join the Plan on the first of the month following the month in which eligibility requirements are satisfied.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions, (b) the Plan’s investment earnings, and (c) administrative expenses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected mutual funds of Vanguard and common shares of Berkshire Hills Bancorp, Inc., the parent company of the Bank.  Employer contributions are invested in each participant’s account according to the participant’s selected allocation.  Participants may change or transfer their investment options at any time via an automated telephone system or the Custodian’s website.

Vesting

Participants are 100% vested in all contributions plus actual earnings thereon.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DESCRIPTION OF THE PLAN (concluded)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 per loan up to a maximum amount, which is equal to $50,000 or 50% of their vested account balance, whichever is less.  In addition, the $50,000 limit is reduced by the highest outstanding loan balance (of any previous loans made) in the previous twelve months.  The loans are secured by the balance in the participant’s accounts and bear interest at The Wall Street Journal prime rate plus one percentage point as of the loan application review date.  Interest rates ranged from 4.25% to 9.25% as of December 31, 2010.  In general, principal and interest are paid ratably over a period not to exceed five years through regular payroll deductions.  Loans used to finance the participant’s principal residence are repaid over a period of time, up to 20 years.

If a participant fails to make a loan repayment by its due date, the total outstanding amount of the loan including any interest that has accrued will be defaulted and deemed a distribution to the participant on the date of default.  There were no loan defaults for the years ended December 31, 2010 and 2009.

Payment of Benefits

On termination of service due to death, disability, normal retirement, or attaining age 59½ a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in their account, annual installments, or defer distribution until a later date.  If the vested portion of a participant’s account balance is $1,000 or less, this amount is paid as a lump sum distribution as soon as possible following termination, retirement, disability, or to the beneficiary following death.

Participants may request a benefit payment in the case of financial hardship, subject to certain limitations as defined by the Plan.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document.  Administrative expenses paid by the Plan Sponsor were $15,000 and $16,650 for the years ended December 31, 2010 and 2009, respectively.  No expenses were paid by the Plan for the years ended December 31, 2010 and 2009.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SUMMARY OF ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value reported by the fund at year-end.  Investments in Berkshire Hills Bancorp, Inc. common stock and other equities are valued at the closing market price as of the last trade date of the year.  Fixed income securities are valued using the last quoted bid price.  Participant loans are recorded at unpaid principal plus accrued but unpaid interest.

Purchases and sales of investments are recorded on a trade-date basis.  Investment income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

The Plan groups assets and liabilities that are measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities.  Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

SUMMARY OF ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition (concluded)

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Level 3 assets and liabilities include financial instruments whose value is determined using unobservable techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Benefits Paid

Benefits are recorded upon distribution.

Risks and Uncertainties

The Plan invests in a variety of investment vehicles.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements”, which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity is required to disclose significant transfers in and out of Level 1 and Level 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, this guidance amends the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level. ASU 2010-06 became effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which became effective for reporting periods beginning after December 15, 2010. This guidance did not have a material impact on the financial statements.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

SUMMARY OF ACCOUNTING POLICIES (concluded)

Recent Accounting Pronouncements (concluded)

In September 2010, the FASB issued ASU 2010-25 “Reporting Loans to Participants by Defined Contribution Pension Plans”.  The guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This guidance became effective for fiscal years ending after December 15, 2010 and did not have a material impact on the financial statements.

3.	CASH AND CASH EQUIVALENTS

The following schedule presents the fair values of the Plan’s cash and cash equivalents:

	December 31,
	2010		2009

Cash and cash equivalents:
* Vanguard Prime Money Market	3,054,120	(a)	4,155,133	(b)

(a)  Investment represents 5% or more of Plan net assets at December 31, 2010.
(b)  Investment represents 5% or more of Plan net assets at December 31, 2009.
*  Represents a party-in-interest under ERISA.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	INVESTMENTS, AT FAIR VALUE

The following schedule presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2010	2009
Mutual funds:
* Vanguard 500 Index Inv.	6,102,516	4,772,472
* Vanguard IT Treasury Inv.	3,212,167	2,992,102
* Vanguard International Growth Fund	2,831,778	2,647,864
* Vanguard Small-Cap Growth Index	2,943,847	2,033,480
* Vanguard TGT Retirement 2015	3,967,620	3,582,980
* Vanguard Total Stock Market Inv.	4,803,114	4,206,041

Common stock:
* Berkshire Hills Bancorp, Inc. Common Stock	3,487,192	2,874,083

*  Represents a party-in-interest under ERISA.

During 2010 and 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2010	2009

Mutual funds	$4,130,489	$5,025,290
Common stock	271,223	(1,487,149)

	$4,401,712	$3,538,141

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

INVESTMENTS, AT FAIR VALUE (concluded)

The following table summarizes the valuation of the Plan’s investments by the fair value hierarchy levels as of December 31, 2010 and 2009, respectively:

	Level 1	Level 2	Level 3	Fair Value

Cash and cash equivalents	$3,054,120	$-	$-	$3,054,120
Balanced funds	10,285,063	-	-	10,285,063
Bond funds	4,070,215	-	-	4,070,215
Domestic stock funds	18,868,507	-	-	18,868,507
International stock funds	3,183,048	-	-	3,183,048
Common stock	3,487,192	-	-	3,487,192

Total assets	$42,948,145	$-	$-	$42,948,145

	Level 1	Level 2	Level 3	Fair Value

Cash and cash equivalents	$4,155,133	$-	$-	$4,155,133
Balanced funds	8,459,262	-	-	8,459,262
Bond funds	3,294,124	-	-	3,294,124
Domestic stock funds	15,250,048	-	-	15,250,048
International stock funds	2,697,810	-	-	2,697,810
Common stock	3,070,786	-	-	3,070,786

Total assets	$36,927,163	$-	$-	$36,927,163

There were no assets measured at fair value on a non-recurring basis at December 31, 2010 or 2009.  There were no transfers between categories during 2010 or 2009.

5.	TAX STATUS

The Bank adopted a Prototype Plan whose most recent determination letter from the Internal Revenue Service, dated August 22, 2001, stated that the Plan and related Trust were designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving this letter; however, the Plan Administrator believes the Plan is currently operated in compliance with the applicable requirements of the IRC.

The Plan did not have any uncertain tax positions at December 31, 2010 or 2009 which require disclosure or accrual.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Concluded)

6.	ADMINISTRATION OF PLAN ASSETS

The Plan assets are held by Vanguard Fiduciary Trust Company, the Trustee of the Plan.

Bank contributions, participant elective deferrals, and participant accounts are held and administered by Vanguard, who invests cash received in accordance with participants’ instructions and makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Bank.  No such officers or employees receive compensation for such functions from the Plan.

7.	RELATED PARTY TRANSACTIONS

The Bank contributed $1,562,311 and $1,530,632 to the Plan for the years ended December 31, 2010 and 2009, of which $1,367 and $366 was owed to the Plan at December 31, 2010 and 2009, respectively.  In addition, the Bank paid expenses in connection with the administrations of the Plan, totaling $15,000 and $16,650 for the years ended December 31, 2010 and 2009, respectively.

The Plan has investments in common stock of Berkshire Hills Bancorp, Inc., the parent company of the Bank.  In addition, certain of the investment options are managed by Vanguard.  Transactions in such investments qualify as party-in-interest transactions.

8.	ASSETS TRANSFERRED IN FROM TERMINATED PLANS

There were no assets transferred from terminated plans during 2010.  The assets transferred in from terminated plans during 2009 amounted to $57,036 and relate to the terminated employee stock ownership plan (“ESOP”).  Participants were given the option to transfer their vested ESOP shares to their 401(k) account when the ESOP officially terminated on June 2, 2009.

9.	SUBSEQUENT EVENTS

On April 1, 2011, the Bank acquired The Rome Savings Bank (“Rome”).  Effective on the merger date, the Rome 401(k) Profit Sharing Plan participants had the option to transfer their funds into the Plan.  The employees of Rome electing to transfer followed the eligibility requirements of the Plan but were given credit for hours of service with their previous employer.

The Plan has evaluated subsequent events through the date the financial statements were issued.

BERKSHIRE BANK 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2010

(a)	(b) (c) Identity of Issuer, Borrower, Lessor or Similary Party and Description of Investment	(d) Number of Units/Shares	(e) Current Value (1)

	Cash and cash equivalents:
*	Vanguard Prime Money Market	3,054,120.310	$3,054,120
	Mutual funds:
*	Royce Low Priced Stock	46,171.835	842,636
*	Templeton Global Bond Fund	23,011.098	312,721
*	Vanguard 500 Index Inv.	52,689.657	6,102,516
*	Vanguard Emrg Mkts Stk Ind Inv.	11,577.777	351,270
*	Vanguard IT Treasury Inv.	283,509.920	3,212,167
*	Vanguard International Growth Fund	146,420.785	2,831,778
*	Vanguard Mid-Cap Index Fund	95,934.603	1,948,432
*	Vanguard Morgan Growth Inv.	43,490.639	784,136
*	Vanguard Selected Value	33,972.164	637,318
*	Vanguard ST Bond Index Inv.	46,260.707	488,050
*	Vanguard ST Federal Inv.	5,323.103	57,277
*	Vanguard Small-Cap Growth Index	134,299.588	2,943,847
*	Vanguard TGT Retirement 2010	14,203.544	316,881
*	Vanguard TGT Retirement 2015	319,454.073	3,967,620
*	Vanguard TGT Retirement 2020	28,774.618	635,919
*	Vanguard TGT Retirement 2025	105,713.281	1,334,102
*	Vanguard TGT Retirement 2030	8,496.257	184,199
*	Vanguard TGT Retirement 2035	73,940.090	967,876
*	Vanguard TGT Retirement 2040	4,157.034	89,376
*	Vanguard TGT Retirement 2045	61,010.550	823,642
*	Vanguard TGT Retirement 2050	2,816.076	60,264
*	Vanguard TGT Retirement 2055	8.147	185
*	Vanguard Target Retirement Inc.	168,882.857	1,904,999
*	Vanguard Total Stock Market Inv.	152,189.927	4,803,114
*	Vanguard Windsor II Fund Inv.	31,418.324	806,508
	Common Stock:
*	Berkshire Hills Bancorp, Inc. Common Stock	589,052.700	3,487,192
	Loan Fund:
	Participant loans		682,575

			$43,630,720

(1)  As allowed by ERISA, cost information may be omitted with respect to participant or beneficiary directed investments under an individual account plan.
*  Represents a party-in-interest as defined by ERISA.

See report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(k) Plan as adopted by Berkshire Bank

Date: June 29, 2011	By:	/s/ Linda A. Johnston
Linda A. Johnston
Executive Vice President, Human Resources

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm